UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-28745
CUSIP NUMBER 17253 H100

Check One:   [     ] Form 10-K   [   ]   Form 20-F   [   ]   Form 11-K   [ X  ]   Form 10-Q    [   ] Form 10-D

 [   ] Form N-SAR   [   ] Form N-CSR

For Period Ended March 31, 2016

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I -- REGISTRANT INFORMATION CIPHERLOC CORPORATION
Full Name of Registrant N/A
Former Name if Applicable 1291 GALLERIA DRIVE, SUITE 200
Address of Principal Executive Office (Street and Number) HENDERSON, NV 89014
City, State and Zip Code

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Registrant has been unable to complete its Form 10-Q for the period ended March 31, 2016, within the prescribed time because of delays in completing the preparation of its financial statements and its management discussion and analysis. Such delays are primarily due to Registrant’s management’s dedication of such management's time to business matters. This has taken a significant amount of management's time away from the preparation of the Form 10-Q and delayed the preparation of the unaudited financial statements for the year ended March 31, 2016.

PART IV-- OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification
MICHAEL DE LA GARZA	(702)	818-9011
(Name)	(Area Code)	(Telephone Number)

(2 Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CIPHERLOC CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2016	By:	/s/ Michael De La Garza
	Name:	Michael De La Garza
	Title:	Chief Executive Officer